UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________
FORM 11-K
_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to __________________________

Commission file number 1-10853

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BB&T Corporation 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BB&T Corporation
200 West Second Street
Winston-Salem, NC 27101

BB&T Corporation 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2017 and 2016

BB&T Corporation 401(k) Savings Plan
Index
December 31, 2017 and 2016

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the BB&T Corporation 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
June 26, 2018
We have served as the Plan’s auditor since 2002.

BB&T Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Investments, at fair value	$4,559,897,011	$3,980,479,878
Notes receivable from participants	70,168,610	68,492,373
Employer receivable	2,484,841	2,583,067
Net assets available for benefits	$4,632,550,462	$4,051,555,318

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

2017
Additions to (deductions from) net assets attributable to:
Investment income
Interest	$4,705,604
Dividends	141,781,015
Net appreciation in fair value of investments	454,904,940
Net investment income	601,391,559

Interest on notes receivable from participants	3,092,422

Contributions
Employer	129,116,837
Employee	189,174,189
Rollovers	19,840,237
Total contributions	338,131,263
Total additions	942,615,244

Benefits paid to participants	(360,953,537)
Administrative expenses	(666,563)
Total deductions	(361,620,100)

Net increase	580,995,144

Net assets available for benefits
Beginning of year	4,051,555,318
End of year	$4,632,550,462

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

1.    Description of the BB&T Corporation 401(k) Savings Plan
The following description of the BB&T Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by BB&T Corporation (the "Corporation" or "Plan Sponsor"). The Plan, which was established effective July 1, 1982 and amended and restated as of January 1, 2013, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Board of Directors of the Plan Sponsor ("Board") is responsible for oversight of the Plan, including the appropriateness of the Plan's investment offerings, and monitoring of investment performance. In accordance with the Plan document, certain of the Board's responsibilities have been delegated to the Employee Benefits Plan Committee.

Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
Participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan document, on a pre-tax basis subject to certain Internal Revenue Code ("IRC") limitations. The Plan also has a Roth feature that allows for after-tax contributions. Eligible participants who have attained the age of 50 before the close of the plan year may make catch-up contributions up to $6,000. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor will match participant contributions (other than catch-up contributions), subject to certain IRC limitations using a formula based on the company in which a participant works:

▪CRC Insurance Services, Inc.: Match of 50%
▪McGriff, Seibels and Williams, Inc.: Match of 100% on the first 4% deferred
▪All others: Match of 100% on the first 6% deferred

CRC Insurance Services, Inc. and AmRisc, LLC may also make profit sharing contributions at the discretion of their respective Board of Directors. For the year ended December 31, 2017, eligible employees of CRC Insurance Services, Inc. and AmRisc, LLC received profit sharing contributions totaling $1,951,400 and $533,441, respectively.

Vesting
Participants are immediately vested in their contributions, employer matching contributions and actual earnings allocated to their account. Nonvested employer matching contributions may occur as a result of participants in predecessor plans that have terminated their employment with their employer.

Notes Receivable from Participants
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service ("IRS") or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation's prime lending rate plus 1 percent at the loan origination date. Principal and interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and IRS regulations.

Participant Accounts
Each participant's individual account is credited with the participant's contributions and allocations of matching contributions, earnings/(losses) on the account and administrative expenses. Allocations of earnings/(losses) and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures
Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2017 and 2016, forfeited accounts totaled $73,989 and $32, respectively, which can be used to reduce employer contributions. In 2017, contributions by the employer were reduced by $145,226 from the forfeiture account.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Administrative Expenses and Investment-Related Fees
Administrative expenses are paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that are paid by the Plan Sponsor are excluded from these financial statements. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan. Investment-related fees are included in net appreciation (depreciation) of fair value of investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with a bank subsidiary of the Corporation so that the carrying value of cash and cash equivalents approximates the fair value of these instruments.

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer matching contributions among various mutual funds, BB&T Corporation Stock, common/collective trusts, separately managed accounts consisting primarily of common stock and foreign stock, and an associate insured deposit account, each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Employee Benefits Plan Committee determines the Plan's valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 4 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Purchases and sales of investments are recorded on a trade-date basis. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

The Financial Accounting Standards Board ("FASB") ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from an orderly transaction in the principal market for the asset or liability being measured.

Payment of Benefits
Benefits claims are recorded when they have been approved for payment and paid by the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3.    Associate Insured Deposit Account
The Plan invests in an associate insured deposit account, which is a deposit account with a bank subsidiary of the Plan Sponsor. Under the terms of the account agreement, Branch Banking and Trust Company ("Branch Bank") is required to set aside collateral equal or greater in market value to the amount on deposit in the account in excess of the amount insured under the Federal Deposit Insurance Act.

The interest rate resets monthly based on market yields for United States Treasury Notes having a one-year maturity. The rate credited is based on the average yield that was effective as of the 30th day of the month two months prior plus fifty basis points. The crediting interest rates for the year ended December 31, 2017 ranged from 1.30 percent to 1.93 percent and the average yield rate was 1.59 percent.

4.    Fair Value of Financial Instruments
Topic 820 establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The valuation methodology was applied consistently from year to year.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds, common stock and foreign stock traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds and common stock and two separately managed accounts that primarily hold common stock and foreign stock, which are traded on an exchange or listed market.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include the associate insured deposit account, common/collective trusts and corporate and government bonds in the self-directed brokerage option.

The associate insured deposit account is carried at amortized cost, which approximates fair value. Refer to Note 3 for detailed disclosures related to the Plan's investment in the associate insured deposit account.

The fair value of the common/collective trusts is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Transactions (purchase and sales) may occur daily. The common/collective trusts have a readily determinable fair value in that NAV is determined and made available to the Plan daily, and is the basis for current transactions. Were the Plan to initiate a full redemption of the common/collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations at the then current NAV will be carried out in an orderly business manner. The common/collective trusts have a daily redemption frequency, a redemption notice period of 30 days to one year, and no unfunded commitments.

The fair value of government securities and corporate bonds are determined by closing prices at the end of the Plan year. Closing prices are obtained from third party pricing vendors. When quoted prices are unavailable, pricing vendors use various evaluation methodologies, which are based on quoted prices for securities with similar coupons, ratings, and maturities.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2017 and 2016, there were no level 3 assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	December 31, 2017
	Total	Level 1	Level 2
BB&T common stock	$613,072,311	$613,072,311	$—
Mutual funds	2,116,228,844	2,116,228,844	—
Self-directed investments	175,877,922	174,056,828	1,821,094
Common/collective trusts	1,434,922,552	—	1,434,922,552
Separately managed accounts:
Common stock	3,949,098	3,949,098	—
Foreign stock	392,830	392,830	—
Associate insured deposit account	210,467,027	—	210,467,027
Total investments at fair value, excluding cash and cash equivalents of $4,986,427	$4,554,910,584	$2,907,699,911	$1,647,210,673

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

	December 31, 2016
	Total	Level 1	Level 2
BB&T common stock	$627,441,928	$627,441,928	$—
Mutual funds	2,132,646,390	2,132,646,390	—
Self-directed investments	137,974,072	136,023,623	1,950,449
Common/collective trusts	854,971,630	—	854,971,630
Separately managed accounts:
Common stock	3,377,273	3,377,273	—
Foreign stock	432,401	432,401	—
Equity exchange traded fund	26,167	26,167	—
Associate insured deposit account	221,664,794	—	221,664,794
Total investments at fair value, excluding cash and cash equivalents of $1,945,223	$3,978,534,655	$2,899,947,782	$1,078,586,873

There were no transfers between levels during 2017 and 2016.

5.    Tax Status
The IRS has determined and informed the Plan Sponsor by letter dated November 19, 2014, that the Plan was designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan was designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes was included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator analyzed the tax positions by the Plan, and concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken that require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

6.     Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan document.

7.    Related Party and Party-In-Interest Transactions
Included in the Plan assets are BB&T Corporation common stock, mutual funds advised by a subsidiary of the Corporation, assets held in separately managed accounts that are managed by a subsidiary of the Corporation, an associate insured deposit account with Branch Bank and cash in an interest-bearing checking account with Branch Bank. Balances, income and transactions related to these investments, which are party-in-interest transactions under ERISA, are presented in the following tables:

BB&T Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

	December 31,
	2017	2016
BB&T Corporation common stock	$613,072,311	$627,441,928
Mutual funds	1,461,875,254	1,311,671,102
Separately managed accounts	4,341,928	3,835,841
Associate insured deposit account	210,467,027	221,664,794
Interest-bearing checking account	4,986,427	1,945,223

For the year ended
December 31, 2017
Dividends on BB&T Corporation common stock	$16,278,053
Dividends on investments in BB&T sponsored mutual funds	81,721,579
Interest on associate insured deposit account	3,339,225

In addition, the cost of administrative services rendered by the Corporation's Trust Division is party-in-interest and totaled $351,204 for the year ended December 31, 2017. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there are fees charged by TD Ameritrade to participants with self-directed brokerage accounts and fees charged by ProNvest to participants that opt to receive guidance on investment election/allocation. Fees charged by Ameritrade and ProNvest were $195,833 and $119,526, respectively for the year ended December 31, 2017.

8.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2017

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
*	BB&T Corporation	Common stock	$613,072,311

*	Sterling Capital Total Return Bond Fund	Mutual fund	226,965,001
*	Sterling Capital Mid Value Fund	Mutual fund	270,108,963
*	Sterling Capital Special Opportunities Fund	Mutual fund	301,396,460
*	Sterling Capital Equity Income Fund	Mutual fund	268,690,854
*	Sterling Capital Behavioral Small Cap Val Equity Fund	Mutual fund	133,411,672
*	Sterling Capital Behavioral Large Cap Val Equity Fund	Mutual fund	261,302,304
	Federated Investors Treasury Obligation Fund	Mutual fund	91,161,069
	Fidelity Contrafund	Mutual fund	210,038,790
	Harbor International Fund	Mutual fund	155,148,259
	T. Rowe Price Mid Cap Growth Fund	Mutual fund	198,005,472
			2,116,228,844

	T. Rowe Price Retirement Income Fund	Common/collective trust	58,187,827
	T. Rowe Price Retirement 2005 Fund	Common/collective trust	4,763,961
	T. Rowe Price Retirement 2010 Fund	Common/collective trust	29,022,587
	T. Rowe Price Retirement 2015 Fund	Common/collective trust	49,208,479
	T. Rowe Price Retirement 2020 Fund	Common/collective trust	136,801,489
	T. Rowe Price Retirement 2025 Fund	Common/collective trust	119,451,554
	T. Rowe Price Retirement 2030 Fund	Common/collective trust	172,284,575
	T. Rowe Price Retirement 2035 Fund	Common/collective trust	91,653,889
	T. Rowe Price Retirement 2040 Fund	Common/collective trust	127,128,410
	T. Rowe Price Retirement 2045 Fund	Common/collective trust	72,064,182
	T. Rowe Price Retirement 2050 Fund	Common/collective trust	53,355,143
	T. Rowe Price Retirement 2055 Fund	Common/collective trust	37,986,791
	T. Rowe Price Retirement 2060 Active Trust	Common/collective trust	3,547,235
	Legal & General MSCI ACWI	Common/collective trust	68,470,101
	Legal & General S&P 500	Common/collective trust	303,827,199
	Morley Stable Value Fund	Common/collective trust	107,169,130
			1,434,922,552

	Plan Participants	Self-directed investments	175,877,922

*	Notes Receivable from Participants	Participant loans (4.25% to 9% due thru May 2046)	70,168,610

*	Branch Banking and Trust Company	Associate insured deposit account	210,467,027

*	Branch Banking and Trust Company	Cash and cash equivalents	4,986,427

Holdings in Separately Managed Accounts
	Adtalem Global Education Inc	Common stock	10,302
	Advansix Inc	Common stock	7,068
	Aes Corp	Common stock	5,350
	Affiliated Managers Group Inc Com	Common stock	118,224
	Ag Mortgage Investment Trust	Common stock	6,863
	Akebia Therapeutics Inc	Common stock	5,844
	Allison Transmission Holdings Inc	Common stock	6,245
	Allison Transmission Holdings Inc	Common stock	51,684
	Allscripts Healthcare Solutions	Common stock	10,680

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2017

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Amag Pharmaceuticals Inc	Common stock	1,219
	American Equity Investment Life Holding Co	Common stock	14,412
	Annaly Capital Management	Common stock	37,168
	Apple Hospitality Reit Inc	Common stock	5,863
	Arcbest Corp	Common stock	8,008
	Arch Coal Inc - A	Common stock	9,968
	Armour Residential Reit Inc	Common stock	7,742
	Ascena Retail Group Inc	Common stock	10,937
	Associated Banc Corp	Common stock	6,045
	Atlas Air Worldwide Holdings	Common stock	8,622
	B Of I Holding Inc.	Common stock	4,754
	Bankunited Inc	Common stock	6,149
	Barrett Business Svcs Inc	Common stock	5,998
	Beazer Homes Usa Inc	Common stock	9,739
	Berkshire Hills Bancorp Inc	Common stock	7,393
	Big Lots Inc	Common stock	6,513
	Blucora Inc	Common stock	6,431
	Boise Cascade Company	Common stock	8,259
	Boston Beer Company Inc - Cl A	Common stock	6,880
	Briggs & Stratton Corp	Common stock	7,992
	Brixmor Property Group Inc	Common stock	5,393
	Brookdale Senior Living Inc	Common stock	4,598
	Cai International Inc	Common stock	5,692
	Camden National Corp	Common stock	8,047
	Carolina Financial Corp	Common stock	6,316
	Cathay General Bancorp	Common stock	11,892
	Cbre Group Inc	Common stock	108,275
	Cbs Corporation Cl B	Common stock	74,635
	Chatham Lodging Trust	Common stock	7,579
	Cherry Hill Mortgage Investment	Common stock	5,757
	Chico'S Fas Inc	Common stock	21,521
	Childrens Place Retail Stores	Common stock	7,704
	Chimera Investment Corp	Common stock	6,948
	Citi Trends Inc	Common stock	6,694
	Cno Financial Group Inc	Common stock	13,604
	Columbia Property Trust Inc	Common stock	6,174
	Community Tr Bancorp Inc	Common stock	8,101
	Comtech Telecommunications Corp	Common stock	6,769
	Conatus Pharmaceuticals Inc	Common stock	4,518
	Conn'S Inc	Common stock	11,980
	Consol Energy Inc	Common stock	1,857
	Corenergy Infrastructure Trust	Common stock	153
	Covenant Transport Inc	Common stock	6,119
	Cra International Inc	Common stock	7,417
	Credit Acceptance Corp	Common stock	7,440
	Cts Corp	Common stock	7,442
	Customers Bancorp Inc.	Common stock	7,615
	Cvr Energy Inc	Common stock	10,986
	Cytomx Therapeutics Inc	Common stock	7,220
	Deckers Outdoor Corp	Common stock	10,994
	Dhi Group Inc Dhi Group Inc	Common stock	6,698
	Diamond Offshore Drill Drill	Common stock	9,778

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2017

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Diamondrock Hospitality Company	Common stock	3,884
	Diodes Inc	Common stock	7,512
	Dollar General Corp.	Common stock	67,432
	Domtar Corporation	Common stock	6,190
	Dst Systems Inc	Common stock	54,622
	Dynex Capital Inc	Common stock	6,428
	E Trade Financial Corp	Common stock	123,925
	Ebay Inc	Common stock	75,480
	Echostar Holding Corp A	Common stock	5,331
	El Paso Elec Co Com New	Common stock	9,631
	Employers Holdings Inc	Common stock	10,967
	Endurance International Group	Common stock	5,947
	Enterprise Financial Services Corp	Common stock	12,642
	Ep Energy Corp-Cl A	Common stock	444
	Equity Wealth	Common stock	5
	Exterran Corp	Common stock	8,489
	Ez Corp Cl A	Common stock	5,405
	Fcb Financial Holdings-Cl A	Common stock	9,398
	Federal Agricultural Mtg Corp Cl C	Common stock	13,379
	Fidelity Southern Corporation	Common stock	8,001
	Fidelity National Information Services Inc	Common stock	72,732
	Financial Institutions Inc.	Common stock	6,500
	First Fefiance Finl Corp	Common stock	6,548
	First Financial Bancorp	Common stock	8,485
	First Financial Corp/Indiana	Common stock	6,213
	First Solar Inc	Common stock	7,900
	First Wealth Financial	Common stock	8,434
	Flagstar Bancorp Inc	Common stock	7,596
	Forestar Group Inc - W/I	Common stock	660
	Freightcar America Inc	Common stock	5,824
	Gannett Co Inc	Common stock	8,565
	Gentex Corp	Common stock	97,941
	Getty Realty Corp	Common stock	7,360
	Government Properties Income	Common stock	9,122
	Gray Television Inc.	Common stock	7,370
	Great Southern Bancorp Inc.	Common stock	7,334
	Hanmi Financial Corp	Common stock	7,588
	Hca Holdings Inc	Common stock	87,840
	Healthsouth Corp	Common stock	7,164
	Heartland Financial Usa Inc	Common stock	9,174
	Heritage Insurance Holdings	Common stock	6,830
	Heritage-Crystal Clean Inc	Common stock	6,830
	Hollyfrontier Corp	Common stock	8,605
	Homestreet Inc	Common stock	7,180
	Huntsman Corporation	Common stock	6,325
	Idacorp Inc	Common stock	13,339
	Independence Realty Trust Inc	Common stock	3,310
	Independent Bank Corp	Common stock	6,593
	Interdigital Inc	Common stock	5,483
	Invesco Mortgage Capital	Common stock	10,555
	Iridium Communications Inc	Common stock	10,207
	Itt Inc	Common stock	6,138

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2017

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Jabil Inc	Common stock	5,933
	Jacobs Engr Group Inc	Common stock	51,119
	Jernigan Capital Inc	Common stock	6,064
	Kaiser Aluminum Corporation	Common stock	9,082
	Kb Home	Common stock	11,183
	Kbr Inc	Common stock	10,649
	Kemet Corp	Common stock	4,111
	Kimco Rlty Corp	Common stock	1,325
	Knowles Corp	Common stock	39,069
	Kosmos Energy Ltd	Common stock	3,521
	Kronos Worldwide Inc	Common stock	6,030
	Laboratory Corp Of American Holdings	Common stock	86,135
	Lannett Company Inc	Common stock	5,939
	Lear Corp	Common stock	7,066
	Leucadia National Corp	Common stock	115,232
	Liberty Property Trust Sh Ben Tr	Common stock	5,548
	Lincoln National Corp.	Common stock	60,343
	Louisiana Pacific Corp Pac Corp	Common stock	6,224
	Markel Corporation	Common stock	78,600
	Masimo Corporation	Common stock	5,003
	Mckesson Corp Corporation	Common stock	63,628
	Mdc Holdings Inc	Common stock	478
	Medical Properties Trust Inc	Common stock	6,077
	Mfa Mortgage Investments Inc.	Common stock	6,201
	Mgic Investment Corp	Common stock	16,537
	Microstrategy Inc Cl A	Common stock	27,573
	Midland States Bancorp Inc	Common stock	5,846
	Molina Healthcare Inc	Common stock	10,275
	Monmouth Reit Corp Class A	Common stock	3,809
	Mtge Investment Crop	Common stock	8,344
	Murphy Oil Corporation	Common stock	6,521
	National Fuel Gas Company	Common stock	4,942
	Ncr Corp	Common stock	128,312
	Nelnet Inc Cl A	Common stock	10,573
	Netgear Inc	Common stock	9,988
	New Media Investment Group	Common stock	7,517
	New Methode Electron Inc	Common stock	6,015
	New Residential Investment Corp	Common stock	12,069
	New York Mortgage Trust Inc	Common stock	7,028
	News Corp New Cl B	Common stock	83,000
	Northwestern Corporation	Common stock	11,403
	Nrg Yield Inc - Class A	Common stock	7,352
	Nrg Yield Inc -Class C	Common stock	8,807
	Oceanfirst Financial Corp	Common stock	7,376
	Ofg Bancorp	Common stock	5,819
	Oge Energy Corp	Common stock	5,035
	Old National Bancorp	Common stock	9,109
	Olin Corp	Common stock	6,404
	Omega Healthcare Services	Common stock	4,682
	Omnicom Group	Common stock	69,189
	On Semiconductor	Common stock	7,538
	Oritani Financial Corporation	Common stock	508

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2017

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Owens Corning	Common stock	11,493
	Oxford Inds Inc	Common stock	8,271
	Par Petroleum Corp	Common stock	6,401
	Pbf Energy Inc.	Common stock	6,523
	Pdl Biopharma Inc	Common stock	7,012
	Peapack Gladstone Finl Corp	Common stock	7,179
	Penn National Gaming Inc.	Common stock	11,749
	Pennymac Financial Service-A	Common stock	6,839
	Pilgrim'S Pride Corp	Common stock	7,206
	Pinnacle Entertainment Inc	Common stock	9,459
	Pinnacle West Cap Corporation	Common stock	7,922
	Portland General Electric Co	Common stock	12,079
	Primoris Services Corp	Common stock	5,275
	Provident Financial Services Inc	Common stock	8,927
	Qcr Holdings Inc	Common stock	6,428
	Quality Systems Inc	Common stock	4,767
	Radian Group Inc	Common stock	15,478
	Radnet Inc.	Common stock	6,171
	Ralph Lauren Corp	Common stock	6,325
	Rayonier Advanced Materials	Common stock	7,853
	Rayonier Advanced Materials	Common stock	37,424
	Realogy Holdings Corp	Common stock	55,650
	Reinsurance Grp Of Amer Of America	Common stock	9,512
	Rexford Industrial Realty Inc	Common stock	7,261
	Rh	Common stock	8,880
	Rlj Lodging Trust	Common stock	11,908
	Rudolph Technology	Common stock	5,473
	Rush Enterprises Inc Cl A	Common stock	12,245
	S&T Bancorp Inc.	Common stock	9,236
	Sabra Health Care Reit Inc	Common stock	6,063
	Sanderson Farmsinc	Common stock	12,490
	Sandy Spring Bancorp Inc	Common stock	7,141
	Santander Consumer Usa Holdings	Common stock	6,089
	Scana Corp New	Common stock	5,609
	Schnitzer Steel Inds Inc Cl A	Common stock	10,653
	Schweitzer Mauduit Intl Inc	Common stock	5,126
	Seaworld Entertainment Inc	Common stock	45,527
	Sleep Number Corp	Common stock	7,105
	Southwestern Energy Co	Common stock	43,859
	Spire Inc	Common stock	11,348
	Spirit Aerosystems Holdings Inc	Common stock	8,900
	Spirit Realty Capital Inc	Common stock	5,517
	Stericycle Inc	Common stock	22,097
	Stoneridge Inc	Common stock	8,458
	Suncoke Energy Inc	Common stock	9,916
	Sunpower Corporation	Common stock	6,693
	Sutherland Asset Management	Common stock	5,727
	Synchrony Financial	Common stock	53,089
	Synovus Financial Corp	Common stock	6,184
	T Rowe Price Group Inc	Common stock	70,828
	Tcf Financial Corp	Common stock	5,966
	Tech Data Corp	Common stock	11,560

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2017

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Teletech Holdings Inc	Common stock	5,434
	Teradata Corp	Common stock	6,692
	Teradyne Inc	Common stock	1,759
	Terex Corp New	Common stock	7,329
	The Buckle Inc	Common stock	7,648
	The Greenbriar Companies Inc	Common stock	10,660
	Tier Reit Inc	Common stock	612
	Toll Brothers Inc	Common stock	6,627
	Tower International Inc	Common stock	7,027
	Trico Bancshares	Common stock	7,610
	Trinity Industries	Common stock	7,005
	Trinity Industries	Common stock	14,048
	Triple S Management Corp	Common stock	6,362
	Trueblue Inc	Common stock	7,810
	Trustco Bk Corp Ny	Common stock	7,829
	Ttm Technologies Inc	Common stock	12,129
	Two Harbors Investment-Wi	Common stock	5,512
	Umpqua Holdings Corp	Common stock	9,506
	United Financial Bancorp Inc	Common stock	7,391
	United Natural Foods Inc.	Common stock	11,628
	United Rentals Inc	Common stock	11,174
	Urban Outfitters Inc	Common stock	6,521
	Valley National Bancorp	Common stock	9,997
	Vera Bradley Inc.	Common stock	6,784
	Vishay Intertechnology	Common stock	13,218
	Voya Financial Inc	Common stock	6,431
	Wabash National Corp	Common stock	9,548
	Walker & Dunlop Inc	Common stock	11,448
	Washington Federal Inc	Common stock	12,638
	Web.Com Group Inc.	Common stock	5,973
	Wellcare Health Plans Inc	Common stock	9,251
	Western Union Company	Common stock	64,064
	Westmoreland Coal Bankruptcy	Common stock	557
	Wintrust Corp	Common stock	13,921
	World Acceptance Corp	Common stock	10,090
	Zimmer Biomet Holdings Inc	Common stock	92,313
	Zions Bancorporation	Common stock	6,405
			3,949,098

	Civeo Corp	Foreign stock	12,927
	Assured Guaranty Ltd	Foreign stock	22,998
	Axalta Coating Systems Ltd	Foreign stock	106,788
	Enstar Group Ltd	Foreign stock	59,422
	Noble Corp Plc	Foreign stock	9,650
	Sensata Technologies Holding	Foreign stock	97,109
	Popular Inc	Foreign stock	6,424
	Essent Group Ltd	Foreign stock	8,163
	Horizon Pharma Plc	Foreign stock	5,942
	Michael Kors Holdings Ltd	Foreign stock	8,184
	Rowan Companies Plc	Foreign stock	10,445
	Ship Finance Intl Ltd	Foreign stock	8,417
	Textainer Group Holdings Ltd	Foreign stock	8,020

BB&T Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2017

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Copa Holdings Sa	Foreign stock	8,714
	Tronox Ltd-Cl A	Foreign stock	13,003
	Costamare Inc	Foreign stock	6,624
			392,830

			$4,630,065,621
* Party in interest
Cost is omitted because plan investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BB&T Corporation 401(k) Savings Plan

Date:	June 26, 2018	By:	/s/ Steven L. Reeder
Steven L. Reeder Executive Vice President & Benefits Manager

Exhibit Index

Exhibit No.	Description	Location
23	Consent of Independent Registered Public Accounting Firm	Filed herewith.